September 16, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MGO Global Inc.
Draft Registration Statement on Form S-1
Filed on August 3, 2022
CIK No. 0001902794

Dear Staff:

On behalf of MGO Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 30, 2022 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) submitted on August 3, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the DRS (the “DRS/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

DRS S-1 filed August 3, 2022

Market Data, page 8

1.	We note that the prospectus includes market and industry data based on information from third-party sources. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Company did not commission any of the reports referenced under “Prospectus Summary—Market Data” or “Business—Market Data.”

Business Overview, page 9

2.	We note your disclosure that the Messi brand represents the first asset in your portfolio and that you intend to expand your collection. Please revise your filing to indicate whether you are currently negotiating or have any probable agreements at this time.

The Company has revised the disclosure on page 8 of the DRS/A in the fourth paragraph under “Prospectus Summary—Business Overview” to indicate that it neither has any probable agreements nor is currently under negotiations to add any additional assets to its portfolio of brands. In addition, to provide greater clarity on this point, on page 14 under “Potential Competitive Weaknesses” and again on page 71 under “Our Business – Potential Competitive Weaknesses,” we have noted that we are currently solely reliant on our relationship and licensing agreement with Leo Messi Management (LLM) to operate and build our business; and that our business could suffer immeasurable harm in the event that we lost our relationship with LLM or in any way fail to meet the terms and conditions of our licensing agreement with LLM. We’ve further clarified that there is no guarantee that we will prove successful at expanding our brand portfolio with the addition of newly acquired licensed, acquired or organically grown brands to offset the loss of The Messi Brand.

Prospectus Summary, page 9

3.	Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please revise to provide balanced information, rather than merely providing a list of risk factors at the end of this section

The Company has provided the requested revisions on page 13 of the DRS/A under “Prospectus Summary—“Potential Competitive Weaknesses.” as well as on page 70 under “Our Business – Potential Competitive Weaknesses.”

Risk Factors, page 22

4.	We note your risk factor indicating that consumer purchases of specialty retail products, including your products, are historically affected by economic conditions such as inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

The Company has included additional risk factors on pages 28 and 29 of the DRS/A which disclose the material impacts of inflation on the Company’s business.

Use of Proceeds, page 45

5.	We note that a certain portion of the proceeds received from this offering will be used for acquisitions. Please expand to disclose the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. Refer to Item 504 of Regulation S-K.

The Company has revised it disclosure on page 46 of the DRS/A under “Use of Proceeds” to indicate that it will seek to purchase apparel companies or brands, but has not yet identified any acquisition targets.

Results of Operations, page 52

6.	To the extent that any one factor materially impacted your results of operations, please revise your disclosure to quantify the item and provide more context regarding the underlying reasons for the change. For example, we note that net revenue was impacted by both increased awareness and expansion of collections. Please quantify the amount revenue was impacted by each factor and explain the changes that were made to bring about these improvements. Please note this comment is not limited to the net revenue discussion in results of operations.

The Company has revised its disclosure as requested on pages 53 - 55 in the DRS/A.

Business, page 59

7.	Please describe your business operations in greater detail, including your manufacturing operations, if any, and the "operations" you conduct in New York and London.

The Company has included the requested disclosure on page 12 under “Prospectus Summary—Competitive Strengths,” and on page 66 under “Our Business – Our Supply Chain Strategy.”

Expansion of The Messi Brand, page 62

8.	Please revise to elaborate on the extent of your collaborations. Please clearly disclose the status of your negotiations with partners, if any.

The Company has made the requested revisions to the disclosure on page 65 and 66 of the DRS/A.

Social Media Marketing, page 63

9.	We note your disclosure regarding aggregate number of followers for Leo Messi and The Messi Store for various platforms. Please revise to clarify the number of followers for The Messi Store.

The Company has revised its disclosure relating to The Messi Store’s social media followers on page 66 of the DRS/A.

Our Supply Chain Strategy, page 63

10.	Please describe your supply chain in greater detail, including the sources and availability of raw materials.

The Company has provided the requested disclosure on page 66 of the DRS/A.

Direct to Consumer (D2C) Channels, page 64

11.	We note your disclosure that the Messi Store has had over 3.2 million unique online visitors. Please revise to clarify the time period for such visitors and how you determine a unique online visitor.

The Company has provided the requested disclosure on page 67 of the DRS/A under “Our Business – Direct to Consumer (D2C) Channels – Ecommerce.”

The Messi License, page 69

12.	We note your disclosure that in 2020 you entered into a six year trademark license agreement. We also note your disclosure that the term ends in 2024. Please revise to clarify the term of your agreement.

The Company has revised the DRS/A on pages 73 and 74 to disclose that the Company had originally entered into a 6-year trademark license agreement in October 2018 and then subsequently replaced that agreement in 2021 with the current three year trademark license agreement which expires on December 31, 2024.

Financial Statements, page F-2

13.	We note that on November 30, 2021 MGO Global Inc. was incorporated and on December 6, 2021 MGO Global Inc. entered into a Rollover Agreement with MGO LLC and members of MGO LLC holding 88% of its membership interests. Pursuant to the Rollover Agreement, Rollover Members exchanged all of their membership interest in MGO LLC with MGO for shares in MGO and MGO LLC became an 88% owned subsidiary. Please address the following:

•	Given that MGO Global Inc was incorporated on December 6, 2021, please disclose the basis of the historical information.

The Company has added the requested disclosure on the page F-5of the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 under “Note 2 – Summary of Significant Accounting Policies;” as well as on page F-7 of the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under “Note 2 – Summary of Significant Accounting Policies.”

•	Tell us and disclose how you accounted for the Rollover agreement citing authoritative accounting literature. In this regard, we note that your equity statement does not appear to reference the conversion of any MCO LLC shares.

The Company has added the requested disclosure on the page F-5 of the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 under “Note 2 – Summary of Significant Accounting Policies;” as well as on page F-7 of the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under “Note 2 – Summary of Significant Accounting Policies.”

Statements of Changes in Stockholder's Equity (Deficit), page F-5

14.	Please tell us and revise your footnotes to explain the accounting policy and transaction that resulted in the line item "Sale of subsidiary as non-controlling interest".

The Company has added the requested disclosures on page F-6 under the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 and on page F-8 under the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under “Note 2 – Summary of Significant Accounting Policies.”

Prepaid Royalty Expense, page F-7

15.	Please address the following regarding your accounting for the Trademark License Agreement with Leo Messi Management SL:

•	Expand your disclosure to explain your accounting policy for the Trademark License Agreement including the accounting guidance which your policy is based on.

The Company has added the requested disclosures on page F-7 under the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 under “Note 2 – “Summary of Significant Accounting Policies;” and on page F-8 under the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under “Note 2 – Summary of Significant Accounting Policies.” In addition, the Company has disclosed additional information on Page F-10 under the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 under “Note 10 – Prepaid Royalty Expense”; and on page F-11 under the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under “Note 10 – Prepaid Royalty Expense.”

•	Disclose where you have recorded the right of use asset that is referenced on pages 52 and 56.

The Company removed the right of use assets on page 52 and 56 since it is not applicable to prepaid royalty expense.

•	Explain how you are accounting for lease liabilities relating to the license agreement with Leo Messi as referenced on page 53.

The Company removed the right of use assets on page 53 since it is not applicable to prepaid royalty expense.

•	Revise your filing to clarify if the "license expense (reflected as "lease expenses" on the accompanying consolidated statement of operations)" you reference on page 52 in the selling and marketing cost discussion is actually royalty expense on the statement of operations. If not, please explain where lease expenses are recorded on the statement of operations.

The Company removed the license expense on page 52 since it is not applicable to as we only disclose royalty expense instead of lease expense in the amended registration statement

•	Given this policy requires significant judgement by management, please revise your Critical Accounting Policies and Estimates to quantify the estimates and provide sensitivity analysis, if appropriate

Since the Company has removed the right of use assets and lease liabilities in the DRS/A, the Company believes that this is no longer applicable.

Revenue Recognition, page F-7

16.	We note that you sell your product directly to consumers and to wholesale customers. Tell us your consideration for disclosure of disaggregated revenue information based on the types of customers you sell to and/or by product type. Please refer to ASC 606-10-50-5.

The Company has added disaggregated revenue disclosures regarding consumer and wholesale customer revenue on page F-6 on the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 under “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition;” and on page F-7 on the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under “Note 2 – Summary of Significant Accounting Policies – Revenue Recognition.”

Notes to the Consolidated Financial Statements, page F-7

17.	Given the significance of Accounts Payable and Accrued Expenses, further segregation of these balances may be useful in helping a reader understand your obligations, please provide footnote disclosures that quantify and explain the specific nature of such liabilities.

The Company added Note 6 on page F-8 of the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021, which reads as follows:

Accounts payable and accrued liabilities were $627,477 and $534,473 as of June 30, 2022 and December 31, 2021, respectively. Accounts payable are mainly payables to vendors and accrued liabilities consists of mainly credit card payable and sales and VAT tax payable.

	June 30, 2022	December 31, 2021
Accounts payable	$248,415	$142,489
Warehouse rent payable	20,888	74,172
Legal payable	306,438	240,634
Accrued liabilities	51,736	77,178
Total accounts payable and accrued liabilities:	$627,477	$534,473

In addition, the Company added note 6 on page F-10 of the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020, which reads as follows:

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITES

Accounts payable and accrued liabilities amounted $534,473 and $423,573 as of December 31, 2021 and 2020, respectively. Accounts payable are mainly payables to vendors and accrued liabilities consists of mainly credit card payable and sales and VAT tax payable.

	December 31, 2021	December 31, 2020
Accounts payable	$142,489	$153,569
Warehouse rent payable	74,172	92,789
Legal payable	240,634	91,919
Accrued liabilities & credit card payable	77,178	85,296
Total accounts payable and accrued liabilities:	$534,473	$423,573

18.	Please provide segment disclosures as required under ASC 280-10-50-21. Please also provide entity wide disclosures required under ASC 280-10-50-40 and 50-41, or tell us why you do not believe they are required

The Company has provided the requested disclosure on page F-7 on the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021 under Note 2 – “Summary of Significant Accounting Policies – Segment Reporting;” and on page F-8 on the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020 under Note 2 – “Summary of Significant Accounting Policies – Segment Reporting.”

Joint Venture, page F-9

19.	We note your disclosure that you did receive any royalties from SCIT and that you do not expect to resume operations of the joint venture. Please revise your disclosure to more clearly indicate that you do not expect to receive any of the royalties in your table or consider removing the table.

The Company has made the requested revisions on in “Note 5 – Joint Venture” on page F-8.

 Note 9 – Prepaid Royalty Expense, page F-11

20.	We note you entered into a new agreement with Leo Messi Management SL on November 20, 2021. Given the prior agreement was effective for the majority time in the periods presented, please revise your disclosure to explain the terms of the prior agreement and how you accounted for it.

The Company added additional disclosures in “Note 10 – Prepaid Royalty Expense” on both page F-10 of the Unaudited Condensed Financial Statements for the Six Months ended June 30, 2022 and 2021; and on page F-11 of the Consolidated Financial Statements for the Years Ended December 31, 2021 and December 31, 2020, which reads as follows:

On October 29, 2018, the Company entered into a Trademark License Agreement with Leo Messi Management SL (LMM) to have the right to license the Licensed Mark. Both parties agreed to cancel the original Trademark License Agreement due to COVID19 in 2021 and both parties are released from the obligations and responsibilities under the original Trademark License Agreement. The Company recorded the actual royalty expense paid on or before the new agreement in November 2021 since both parties agreed to waive the original payment schedule in the 2018 Trademark License agreement.

Note 12 - Subsequent Events, page F-13

21.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company undertakes to provide the requested explanation once it has disclosed an estimated offering price or range.

Exhibits

22.	We note your disclosure on page 77 regarding your employment agreements. Please file your employment agreements as exhibits to your registration statement.

The Company has submitted the employment agreements with the DRS/A and will file them with their registration statement.

General

23.	Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The Company has provided the requested disclosure on page 13 of the “Prospectus Summary— Potential Competitive Weaknesses” and on page 71 of the “Our Business – Potential Competitive Weaknesses.”

24.	We note your Equity Joint Venture Contract with Shanghai Celebrity International Trading Co., Ltd. Please file this agreement as an exhibit to your registration statement or tell us why you believe it does not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.

The Company will file this agreement with the Registration Statement when it files the Registration Statement publicly.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/Jeffrey P. Wofford

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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